FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2006

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of Interim unaudited consolidated financial information for the three-month ended on March 31, 2006

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of March 31, 2006 and for the three-month period then ended

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of March 31, 2006 and the consolidated statements of income, changes in shareholders' equity and cash flows for the three-month periods ended March 31, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has an 43.65 percent interest through its subsidiary Compañía Minera Condesa S.A.) and of Sociedad Minera Cerro Verde S.A.A. (an equity accounted affiliated entity in which the Company has an 18.483 percent interest) as of March 31, 2006 and 2005, and for the three-month periods then ended, have been reviewed by other auditors, whose reports have been furnished to us. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share of the net income in this entity amount to approximately S/1,808.6 million as of March 31, 2006 (S/1,262.5 million as of March 31, 2005) and to S/259.4 million for the three-month period then ended (S/160.0 million for the three-month period ended March 31, 2005). Likewise, the Company's investment and share in the net income in Sociedad Minera Cerro Verde S.A.A., obtained from the corresponding financial statements, amount to approximately S/540.0 million as of March 31, 2006 and to S/53.1 million for the three-month period then ended, respectively.

3. We conducted our review in accordance with applicable auditing standards in Peru for limited reviews. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express such an opinion.

4. Based on our review and on the limited reports of the auditors of Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., we are not aware of any material modification that should be made to the accompanying consolidated financial statements referred above to be in conformity with generally accepted accounting principles in Peru.

5. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. Our report dated February 17, 2006 expressed an unqualified opinion on those consolidated financial statements.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

April 21, 2006

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2005 (audited) and March 31, 2006 (unaudited)
	Note	2005	2006	2006
		S/(000)	S/(000)	US$(000)
				(Note 2)

Assets

Current assets

Cash and cash equivalents	3	332,102	502,342	149,596

Investment funds	4	52,884	55,681	16,582

Trade accounts receivable		93,354	108,083	32,187

Other accounts receivable, net		19,089	16,713	4,977

Accounts receivable from affiliates	10(a)	66,038	56,230	16,745

Inventories, net	5	94,377	92,709	27,608

Current portion of prepaid tax and expenses		43,182	46,335	13,798
		_________	_________	_________
Total current assets		701,026	878,093	261,493

Long - term accounts receivable		5,044	5,023	1,496

Prepaid tax and expenses		12,405	12,998	3,871

Investments in shares	6	2,502,267	2,645,633	787,860

Mining rights, property, plant and equipment, net		583,281	579,274	172,506

Development costs, net		163,924	166,075	49,457

Deferred income tax and workers' profit sharing asset, net	9	308,091	385,440	114,783

Other assets		5,303	5,078	1,512
		_________	_________	_________

Total assets		4,281,341	4,677,614	1,392,978
		_________	_________	_________

	Note	2005	2006	2006
		S/(000)	S/(000)	US$(000)
				(Note 2)

Liabilities and shareholders' equity, net
Current liabilities

Bank loans		26,229	17,408	5,184
Trade accounts payable		53,089	47,863	14,253
Dividends and other current liabilities	8(e)	204,596	301,082	89,661
Derivative instruments	11(a)	59,138	4,464	1,329
Current portion of long-term debt		1,631	1,991	593
Deferred income from sale of future production	11(b)	107,079	164,646	49,031
		_________	_________	_________
Total current liabilities		451,762	537,454	160,051

Other long-term liabilities		96,852	100,442	29,914
Derivative instruments	11(a)	168,017	-	-
Long-term debt		1,367	1,696	505
Deferred income from sale of future production	11(b)	613,791	772,414	230,022
		_________	_________	_________
Total liabilities		1,331,789	1,412,006	420,492
		_________	_________	_________
Shareholders' equity, net	8
Capital stock, net of treasury shares of S/49,659,000 in 2005 and 2006		596,755	596,755	177,711
Investment shares, net of treasury shares of S/127,000 in 2005 and 2006		1,622	1,622	483
Additional capital		609,734	609,734	181,577
Legal reserve		129,276	129,276	38,498
Other reserves		923	923	275
Retained earnings		1,598,717	1,926,817	573,799
Cumulative translation loss		(67,962)	(112,190)	(33,410)
Cumulative unrealized gain on investments in shares carried at fair value		240	255	76
		_________	_________	_________
		2,869,305	3,153,192	939,009

Minority interest		80,247	112,416	33,477
		_________	_________	_________

Total shareholders' equity, net		2,949,552	3,265,608	972,486
		_________	_________	_________
Total liabilities and shareholders' equity, net		4,281,341	4,677,614	1,392,978
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-month periods ended March 31, 2005 and 2006
	2005	2006	2006
	S/(000)	S/(000)	US$(000)
			(Note 2)

Operating revenues
Net sales	219,626	356,804	106,255
Royalties income, note 10(b)	32,871	43,798	13,043
Realized income from sale of future production, note 11(b)	18,078	42,721	12,722
	__________	__________	__________
Total revenues	270,575	443,323	132,020
	__________	__________	__________
Costs of operation
Operating costs	85,005	127,636	38,010
Exploration and development costs in operational mining sites	28,668	36,900	10,989
Depreciation and amortization	17,960	20,263	6,034
	__________	__________	__________
Total costs of operation	131,633	184,799	55,033
	__________	__________	__________
Gross margin	138,942	258,524	76,987
	__________	__________	__________
Operating expenses
Exploration costs in non-operational mining sites	19,459	27,984	8,334
General and administrative	21,820	27,170	8,091
Royalties to third parties	5,289	8,669	2,582
Selling	3,616	4,059	1,209
Royalties to Peruvian Government	2,310	3,282	977
Amortization of other assets	248	225	67
	__________	__________	__________
Total operating expenses	52,742	71,389	21,260
	__________	__________	__________
Operating income	86,200	187,135	55,727
	__________	__________	__________
Other income (expenses), net
Share in affiliated companies, note 6(b)	167,928	309,926	92,295
Interest income	3,934	3,228	961
Gain (loss) from change in the fair value of derivative instruments, note 11(a)	15,821	(43,876)	(13,066)
Interest expense	(3,247)	(2,026)	(603)
Exchange difference loss, net	(544)	(6,326)	(1,884)
Other, net	(5,491)	(351)	(104)
	__________	__________	__________
Total other income (expenses), net	178,401	260,575	77,599
	__________	__________	__________
Income before workers' profit sharing and income tax	264,601	447,710	133,326
Workers' profit sharing, note 9	(6,332)	7,893	2,351
Income tax, note 9	(30,727)	13,980	4,163
	__________	_________	__________
Net income	227,542	469,583	139,840
Net income of minority interest	(11,292)	(49,656)	(14,787)
	__________	_________	__________
Net income of Compañía de Minas Buenaventura S.A.A.	216,250	419,927	125,053
	__________	_________	__________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars, note 12	1.70	3.30	0.98
	__________	_________	__________
Weighted average number of shares outstanding, note 12	127,236,219	127,221,164	127,221,164
	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the three-month periods ended March 31, 2005 and 2006

	Shareholders' equity of Buenaventura
	_________________________________________________________________________________________________________________________________________________________
	Capital stock, net of treasury shares
	__________________________
	Number of shares	Common shares	Investment shares	Additional capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on investments in shares carried at fair value	Deferred income from sale of future production of subsidiary	Total	Minority interest	Total shareholders' equity
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1st, 2005, note 8(g)	126,879,832	596,755	1,683	610,659	129,276	923	799,323	(158,861)	288	(1,051)	1,978,995	66,347	2,045,342
Declared and paid dividends, note 8(e)	-	-	-	-	-	-	(74,425)	-	-	-	(74,425)	-	(74,425)
Realized revenue from sale of future production of subsidiary	-	-	-	-	-	-	-	-	-	522	522	98	620
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A and Sociedad Minera Cerro Verde S.A.A., notes 6(c), 6(g) and 8(f)	-	-	-	-	-	-	-	(7,389)	-	-	(7,389)	-	(7,389)
Net income	-	-	-	-	-	-	216,250	-	-	-	216,250	11,292	227,542
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of March 31, 2005	126,879,832	596,755	1,683	610,659	129,276	923	941,148	(166,250)	288	(529)	2,113,953	77,737	2,191,690
	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of January 1st, 2006	126,879,832	596,755	1,622	609,734	129,276	923	1,598,717	(67,962)	240	-	2,869,305	80,247	2,949,552
Declared and paid dividends, note 8(e)	-	-	-	-	-	-	(91,827)	-	-	-	(91,827)	(14,187)	(106,014)
Dissolution of minority interest in Minas Poracota S.A.	-	-	-	-	-	-	-	-	-	-	-	(3,300)	(3,300)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	15	-	15	-	15
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A and Sociedad Minera Cerro Verde S.A.A., notes 6(c), 6(g) and 8(f)	-	-	-	-	-	-	-	(44,228)	-	-	(44,228)	-	(44,228)
Net income	-	-	-	-	-	-	419,927	-	-	-	419,927	49,656	469,583
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of March 31, 2006	126,879,832	596,755	1,622	609,734	129,276	923	1,926,817	(112,190)	255	-	3,153,192	112,416	3,265,608
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three-month periods ended March 31, 2005 and 2006
	2005	2006	2006
	S/(000)	S/(000)	US$(000)
			(Note 2)
Operating activities
Collection from customers	245,804	342,075	101,869
Collection of dividends	42,677	131,644	39,203
Collection of royalties	36,250	55,638	16,569
Recovery of value added tax	6,652	23,810	7,091
Collection of interest	3,661	2,752	820
Payments to suppliers and third parties	(112,563)	(144,861)	(43,140)
Payments to employees	(41,977)	(65,255)	(19,432)
Payments of exploration expenditures	(41,818)	(52,833)	(15,734)
Payments of income tax	(13,607)	(27,794)	(8,277)
Payments of royalties	(6,239)	(14,156)	(4,216)
Payments of interest	(3,247)	(2,026)	(603)
	_________	_________	_________
Net cash provided by operating activities	115,593	248,994	74,150
	_________	_________	_________
Investing activities
Purchase of plant and equipment	(8,055)	(22,396)	(6,669)
Development expenditures	(10,098)	(12,675)	(3,775)
Purchase of investments in shares	-	(9,204)	(2,741)
Payments from derivative instruments settled, net	(7,300)	(9,127)	(2,718)
Decrease (increase) of investment fund	34,816	(3,290)	(980)
Proceeds from sale of plant and equipment	-	257	77
Decrease on time deposits in local currency	6,930	-	-
	_________	_________	_________
Net cash provided by (used in) investing activities	16,293	(56,435)	(16,806)
	_________	_________	_________
Financing activities
Payments of dividends to a minority shareholder	-	(14,187)	(4,225)
Decrease of bank loans, net	(1,633)	(8,821)	(2,627)
Increase (decrease ) of long-term debt, net	(12,339)	689	205
	_________	_________	_________
Net cash used in financing activities	(13,972)	(22,319)	(6,647)
	_________	_________	_________
Net increase in cash during the period	117,914	170,240	50,697
Cash and cash equivalents at beginning of period	590,607	332,102	98,899
	_________	_________	_________

Cash and cash equivalents at period-end	708,521	502,342	149,596
	_________	_________	_________

Consolidated Statements of Cash Flows (unaudited) (continue)

	2005	2006	2006
	S/(000)	S/(000)	US$(000)
			(Note 2)
Reconciliation of net income of Compañía de Minas Buenaventura S.A.A. to net cash provided by operating activities
Net income of Compañía de Minas Buenaventura S.A.A.	216,250	419,927	125,053
Add (deduct)
Net income of minority interest	11,292	49,656	14,787
Loss (gain) from change in the fair value of derivative instruments	(15,821)	43,876	13,066
Depreciation and amortization	18,506	20,997	6,253
Amortization of development costs	5,996	9,592	2,856
Accretion expense	974	4,315	1,285
Exchange difference loss, net	544	6,326	1,884
Net cost of retired plant and equipment	432	443	132
Amortization of other assets	248	225	67
Income from share in affiliated companies, net of dividends received	(125,251)	(178,282)	(53,092)
Expenses (income) for deferred income tax and workers' profit sharing	6,739	(77,349)	(23,034)
Realized deferred income from sale of future production	(18,078)	(42,721)	(12,722)
Officers' compensation	-	3,771	1,123
Loss (gain) in the fair value of investment fund	109	(547)	(163)
Reversal of obsolescence supplies reserve	(563)	-	-
Allowance for doubtful accounts	26	-	-
Provision for exploration costs in subsidiary	6,286	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	34,566	(2,524)	(751)
Inventories	(2,444)	3,466	1,032
Prepaid tax and expenses	(30,813)	(3,746)	(1,115)
Increase (decrease) of operating liabilities -
Trade accounts payable and other liabilities	6,595	(8,431)	(2,511)
	________	________	________
Net cash provided by operating activities	115,593	248,994	74,150
	________	________	________
Transaction which did not affect cash flow
Transfer from derivative instruments to deferred income from sale of future production	-	258,911	77,103
	________	________	________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements (unaudited)

As of March 31, 2005 and 2006

1. Interim unaudited consolidated financial statements

(a) The criteria and accounting basis used by the Management of Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura" or "the Company") in preparing the accompanying interim consolidated financial statements, which should be read together with the 2005 consolidated audited report, are similar to those used in the preparation of the Company's annual consolidated financial statements, except for the adoption of the International Accounting Standards (IAS) revised and the new International Financial Reporting Standards (IFRS), effective in Peru since January 1st, 2006. The effect of the adoption of those standards is shown below:
    IAS 1, 10, 16, 17, 24, 27, 32, 33, 39 (all revised in 2003), IAS 39 (revised in 2004) and IFRS 3, 4, 5 and 6 have not had a significant effect in the Company's accounting policies.
    IAS 1 (revised in 2003) has mainly affected the presentation of the minority interest as part of the shareholders' equity, net.
    In order to comply with IFRS 1 "First-time Adoption of International Financial Reporting Standards", the Company should apply the same accounting policies effective since January 1st, 2006, for all the comparative financial statements of previous periods reported. Therefore, and in order to comply with IAS 8 "Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies" (revised in 2003), the Company had given retroactive effect to the change in the accounting principle related to the deferred stripping costs as of January 1st, 2005 (see note 3(b) of the 2005 consolidated audited report). See note 8(g).
    In order to comply with IAS 28 "Accounting for Investments in Associates" (modified in 2003), when an investment in an associate no longer meets the criteria to be recorded at its fair value, it should be recorded using the equity method with retroactive effects. The financial statements of prior years should be modified conveniently. Therefore, the investment in Cerro Verde has been recorded using the equity method with retroactive effects. See note 8(g).
    In order to comply with IFRS 2 "Share-Based Payment", the Company has recorded the fair value of the stock appreciation rights in the caption "Other current liabilities", see note 7. Until December 31, 2005, such compensation was recorded at its intrinsic value.
    Through Resolution N' 038-2005-EF/93.01 of February 3, 2006, Peruvian Accounting Standards Board (CNC in Spanish) approved to suspend until December 31, 2006, the mandatory application of the IAS 21 "Effect of the Variations in the Exchange Rates of Foreign Currencies" (revised in 2003), related to the identification and use of a functional currency. Currently, the Company's management is evaluating the indicators that allow the determination of which currency should be used in the financial statements presentation. As well, CNC resolved to maintain the equity method in the preparation of the individual financial statements.

(b) In preparing the interim consolidated financial information, Management has made certain estimates and assumptions; accordingly, actual results may differ from those presented in this report.

(c) For improving the presentation of the consolidated statement of income, the Company has made the following reclassifications in the three-month period ended March 31, 2005:

- The amortization of mining concessions and goodwill of S/248,000 for the three-month ended March 31, 2005, which used to be presented as other income (expenses), net is currently presented as an operating expense.

- The amortization of mining concessions of S/937,000 for the three-month ended March 31, 2005, has been reclassified from the amortization of mining concessions and goodwill caption to the depreciation and amortization caption of the consolidated statements of income.

- The realized deferred income from sale of future production of S/18,078,000 for the three-month period ended March 31, 2005, which used to be presented as other income (expenses), net has been reclassified to operating revenues.

(d) International Financial Reporting Standards recently issued -

IFRS 7 - Financial Instruments: Disclosures -This standard has the purpose to provide the sufficient disclosures in the notes to the financial statements, which allow the users to evaluate the impact that the financial instruments have in the Company's financial position and performance, to understand the nature and scope of the Company's risks as a holder of this financial instruments and how Management controls these risks. This standard is in force for the annual periods beginning after January 1st, 2007 and replaces the disclosures required by IAS 32.

(e) During the first quarter of 2006, the Company's sales increased in 62 percent compared to the first quarter of 2005, mainly due to: (i) an increase in the international silver market quotations, and (ii) higher silver grades of the concentrates produced by its subsidiary Brocal, which permitted an increase in the ounces sold from 3,250,029 ounces during the first quarter of 2005 to 4,030,366 ounces during the first quarter of 2006 (See note 14).

(f) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	________________________________________________
	December 31, 2005		March 31, 2006
	_______________________		_______________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Provides advisory and engineering services related to the mining industry.
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Extraction, concentration and commercialization of dore and concentrates. Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Yanacocha, Buenaventura, and other affiliated companies engaged in mining activities.
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-	Exploration of polymetallic ores.
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Provides electric power.
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and administrative and technical services in insurance matters.
Inversiones Colquijirca S.A.	61.42	-	61.42	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.
Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.
Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.
Minera La Zanja S.R.L.	53.06	-	53.06	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.
Minas Poracota S.A. (g)	50.00	-	75.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.
Minera Minasnioc S.A.C.	60.00	-	60.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

(g) Effective December 30, 2005 and January 2, 2006, Buenaventura acquired 50% and 25% of the capital stock of Minas Poracota S.A. (Poracota), respectively, in exchange for a payment of US$4,501,000. According to the Shareholders' agreement signed with Teck Cominco Peru S.A. (hereafter "Teck Cominco"), if a preliminary study to be prepared by Teck Cominco and Buenaventura, indicates that there is a probability of obtaining a production greater than 300,000 ounces of gold per year, Teck Cominco will have the right to recover its position as the owner of the 50% of the capital stock of Poracota and to be the operator of the project. To this effect, Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold, assuming the cost of this study. If the project were a smaller one, Buenaventura can opt for buying the remaining 25% of the capital stock of Poracota for US$2,250,000.

2. Convenience translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the reader's convenience, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at March 31, 2006 (S/3.358 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other exchange rate.

3. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31, 2005	As of March 31, 2006
	S/(000)	S/(000)

Cash	1,080	3,500
Demand deposit and saving accounts	79,049	267,745
Time deposits in foreign currency (b)	251,973	220,094
Time deposits in local currency	-	11,003
	_________	_________

	332,102	502,342
	_________	_________

(b) As of March 31, 2006, it corresponds principally to time deposits for US$66,000,000, with annual interest rates ranging from 4.36 % to 5.78% and maturities from 30 to 90 days.

4. Investment funds

As of March 31, 2006 and December 31, 2005, this caption includes mainly variable investment funds under the administration of Compass Group Sociedad Administradora de Fondos de Inversión S.A. This investment is carried at fair value.

5. Inventories, net

This item is made up as follows:

	As of December 31, 2005	As of March 31, 2006
	S/(000)	S/(000)

Spare parts and supplies	55,852	57,054
Products in process	24,624	15,695
Finished products	32,067	38,126
	_________	_________
	112,543	110,875

Slow moving and obsolescence supplies reserve	(18,166)	(18,166)
	_________	_________

	94,377	92,709
	_________	_________

In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

6. Investments in shares

(a) This item is made up as follows:

	Equity ownership		Amount
	__________________________		_________________________
	As of December 31, 2005	As of March 31, 2006	As of December 31, 2005	As of March 31, 2006
	%	%	S/(000)	S/(000)
Equity method investments
Minera Yanacocha S.R.L.(c)	43.65	43.65
Equity share			1,714,422	1,808,567
Mining concession, net			94,245	91,840
			_________	_________
			1,808,667	1,900,407
			_________	_________
Sociedad Minera Cerro Verde S.A.
Equity share (g)	18.299	18.483	491,933	539,988
Mining concession, net (h)			197,754	200,034
			_________	_________
			689,687	740,022
			_________	_________

Investments carried at fair value
Ferrovías Central Andino S.A.	10.00	10.00	2,207	2,207
Other	-	-	1,706	2,997
			_________	_________
			3,913	5,204
			_________	_________

			2,502,267	2,645,633
			_________	_________

The amount of equity participation in Minera Yanacocha S.R.L. (hereinafter, "Yanacocha") and Sociedad Minera Cerro Verde S.A.A. (hereinafter, "Cerro Verde") has been determined from the financial statements as of December 31, 2005 (audited) and March 31, 2006 (unaudited) of these affiliated companies.

(b) The detail of share in the results of affiliated companies is:

	For the three-month periods ended Mach 31,
	__________________________________
	2005	2006
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	158,002	257,354
Sociedad Minera Cerro Verde S.A.A., (f)	9,786	51,389
Other	140	1,183
	_________	_________

	167,928	309,926
	_________	_________

Minera Yanacocha S.R.L.

(c) The movement of the equity investment in Yanacocha is as follows:

	For the three-month periods ended March 31,
	_______________________________
	2005	2006
	S/(000)	S/(000)

Yanacocha's equity at beginning of year	2,666,371	3,945,442
Participation percentage	43.65%	43.65%
	_________	_________
Company's participation in Yanacocha's equity at beginning of year	1,163,871	1,722,185
Elimination of intercompany gains (i)	(11,683)	(7,763)
	_________	_________
Balance of investment at beginning of period	1,152,188	1,714,422
Participation in Yanacocha's income	160,090	259,399
Dividends received, note 6(d)	(42,677)	(131,644)
Realization of intercompany gains (i)	305	360
Cumulative translation gain (loss), note 8(f)	(7,389)	(33,970)
	_________	_________

Balance at period-end	1,262,517	1,808,567
	_________	_________

(i) Buenaventura is recognizing, as an increase in the share of affiliated companies, the related inter-company gains generated in past years for the sale of long-lived assets, as Yanacocha depreciates and amortizes the acquired assets. For presentation purposes, the inter-company gains, not recognized by the Company, are presented net of the investment in Yanacocha.

The net increase in the participation in Yanacocha's net income during the three-month period ended as of March 31, 2006 compared to the same period as of 2005 is mainly due to increased sales (as a result of higher prices), offset by an increase in the cash cost per ounce of gold sold. In addition, this participation is increased as a consequence of the exchange rate used to convert into Nuevos Soles the participation in Yanacocha's results, reported in U.S. Dollars (S/3.317 and S/3.262 per US$1 for the three-month periods ended March 31, 2006 and 2005, respectively. The information related to Yanacocha's result is shown below:

Year	Sales	Gold average quotation	Quantity of ounces sold	Cash costs per ounce of gold
	US$(000)	US$	(in thousands)	US$

2005	328,444	425	773	147
2006	426,743	554	770	165

(d) Yanacocha represents the most significant investment of the Company. The Company's share of Yanacocha's income was significant as compared to Buenaventura's net income for the three-month periods ended March 31, 2005 and 2006. Presented below is selected information about Yanacocha:

Economic activity

Yanacocha is engaged in the exploration and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. As explained in note 1(f), the legal owner of the mineral rights on the mining concessions exploited by Yanacocha is S.M.R.L. Chaupiloma Dos de Cajamarca.

Summary financial information based on the Yanacocha's financial statements

Presented below is certain summary financial information extracted from the Yanacocha's financial statements and adjusted to conform to accounting practices and principles of the Company. For the reader's convenience, the US dollars amounts, Yanacocha's functional currency, have been converted into Peruvian Nuevos Soles at an actual exchange rate of financial statements.

Summary of Yanacocha's balance sheets data as of December 31, 2005 (audited) and March 31, 2006 (unaudited):

	2005	2006
	S/(000)	S/(000)

Total assets	5,277,485	5,522,905
Total liabilities	1,332,043	1,362,606
Shareholders' equity	3,945,442	4,160,299

Summary data from the Yanacocha statements of income for the three-month periods ended March 31, 2005 and 2006, which represent 100 percent of the operations of Yanacocha:

	For the three-month periods ended March 31,
	_______________________________
	2005	2006
	S/(000)	S/(000)

Total revenues	1,072,978	1,416,359
Operating income	529,762	827,078
Net income	366,759	594,270

Dividends declared and paid by Yanacocha -

Cash dividends paid by Yanacocha to Condesa were S/131,644,000 for the three-month period ended March 31, 2006 (S/42,677,000 for the three-month period ended March 31, 2005).

Legal processes of Yanacocha

Mercury spill in Choropampa -

In June 2000, a transport contractor of Yanacocha spilled approximately 11 liters of elemental mercury near the town of Choropampa, Peru, which is located 84.8 kilometers from Yanacocha. As a result of the accident, Yanacocha and other defendants were named in a lawsuit by over 1000 Peruvian citizens and the Provincial Municipality of Cajamarca in the Denver District Court of the State of Colorado, United States of America (hereinafter "the Court"). This action seeks compensatory and punitive damages based on claims associated with the mercury spill incident. In February 2005, Yanacocha answered the complaint presented at the Court.

Likewise, additional lawsuits related to the Choropampa incident were filed against Yanacocha and other defendants in the local courts of Cajamarca by over 900 Peruvian citizens. Such lawsuits seek the payment of US$229,420,000 and S/1,245,000. As of March 31, 2006, Yanacocha has entered into settlement agreements with approximately 40% of the plaintiffs for amounts considerably lower than those initially claimed in their lawsuits, significantly reducing the contingency that these lawsuits created. In addition, more than half of the remaining plaintiffs in these Peruvian cases had previously entered into settlement agreements with Yanacocha prior to filing their lawsuits. Yanacocha has filed motions to dismiss based on these previous settlements and has obtained positive judgments by the Civil Court of the Cajamarca Superior Court. The Plaintiffs have appealed many of these rulings to Peru's Supreme Court where they remain pending.

Up to this date, Yanacocha considers that it is not possible to predict the final outcome of these demands; however, any effect will not be significant for these financial statements.

Sociedad Minera Cerro Verde S.A.

(e) Economic activity -

Cerro Verde is engaged in the extraction, production and commercialization of copper in its mining concessions located in the department of Arequipa, Peru. Currently, Cerro Verde is carrying out the construction of the primary sulfide plant. The investment in this project is estimated in US$850 million and will allow its copper production increase from 90,000 MT to 300,000 MT.

(f) Acquisition of additional share -

During the year 2005, the Company increased its ownership interest in Cerro Verde from 9.17 percent to 18.299 percent. Likewise, Company's management determined that Buenaventura exercise significant influence of Cerro Verde (see note 12(j) of the consolidated audited report of 2005). As a consequence, in December 2005, Buenaventura has decided to account for its investment in Cerro Verde using the equity method, since this investment no longer meets the criteria to be recorded at its fair value. In order to comply with IAS 28 - Accounting for Investments in Associates (modified in 2003), the Company had recorded the followings modifications in the consolidated statements of changes in shareholders' equity by the three-month period ended March 31, 2005:
    The fair value of the investment in Cerro Verde as of January 1, 2005 of S/256,043,000 was reversed with a charge to the account "Cumulative gain on investments at fair value" and a credit to the captions of investment by S/250,087,000 and retained earnings by S/5,956,000, see note 8(g).
    The prior years effect, resulting from the application of the equity method since the date of the initial acquisition occurred in 1996, is S/69,724,000. This amount is recorded by a charge to the investment caption and by a credit to the retained earnings caption as of January 1, 2005.
    For the three-month period ended March 31, 2005, the share in affiliated companies was modified in S/9,786,000, increasing from S/158,142,000 to S/167,928,000 due to the share in Cerro Verde.
    Buenaventura has recognized an amount of S/197,754,000, as a result of comparing the acquisition cost with the share in the fair values of the assets and liabilities of Cerro Verde. This amount is included in the investment caption and is amortized based on the proven and probable reserves of Cerro Verde.

(g) Investment in Cerro Verde -

The movement of the equity investment in Cerro Verde for the three-month period ended as of March 31, 2006 is as follows:

S/(000)

Cerro Verde's equity at beginning of year	2,688,303
Participation percentage	18.299%
__________
Balance of investment at beginning of year	491,933

Acquisition of additional share (*)	9,204
Amount paid over fair value	(3,986)
Participation in Cerro Verde's net income	53,095
Cumulative translation loss, note 8(f)	(10,258)
__________

Balance at year - end	539,988
__________

(*) During the first quarter of 2006, the Company increased its ownership interest in Cerro Verde from 18.299 to18.483 percent through additional acquisitions of shares.

(h) Mining concession -

The movement of this amount is as follows:

2006
S/(000)

Balance at beginning of year	197,754
Amount paid over fair value of assets and liabilities	3,986
Amortization	(1,706)
__________

Balance at year - end	200,034
__________

(i) Summary financial information based on the Cerro Verde's financial statements -

Presented below is certain summary of financial information extracted from the Cerro Verde's financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary of Cerro Verde's balance sheets data as of December 31, 2005 (audited) and March 31, 2006 (unaudited):

	2005	2006
	S/(000)	S/(000)

Total assets	2,911,715	3,366,370
Total liabilities	223,412	444,833
Shareholders' equity	2,688,303	2,921,537

Summary data from the Cerro Verde's statements of income for the three-month periods ended March 31, 2005 and 2006, which represent 100 percent of the operations of Cerro Verde:

	For the three-month periods ended March 31,
	_______________________________
	2005	2006
	S/(000)	S/(000)

Total revenues	219,092	310,343
Operating income	130,398	232,247
Net income	106,716	287,263

The net increase in the participation in Cerro Verde's net income during the three-month period ended as of March 31, 2006 compared to the same period as of 2005 is mainly due to increased sales, as a result of higher copper prices.

(j) Guarantees granted -

On September 30, 2005, Cerro Verde signed some agreements with several export credit agencies and commercial banks in connection with the financing of US$450 million for the expansion of its operations. The financing requires the granting of mortgages and pledges over the Cerro Verde's assets, and that Phelps Dodge, Sumitomo and Buenaventura comply with maintaining a minimum shareholders' equity (US$600 million for Buenaventura). The company that does not comply with these requirements must grant a stand-by letter for the representative of the banks that participate in the financing. Additionally, shares in Cerro Verde owned by Buenaventura are pledged in favor of such banks.

7. Other current liabilities

As a result of the adoption of IFRS 2 "Share-based Payment", Buenaventura's management has estimated the fair value of the stock appreciation rights as of March 31, 2006, using the binomial method through Black - Scholes -Merton formula. This formula uses assumptions obtained from the market available information, assuming for practical purposes, that all the programs only could be settled at each settlement date. The main assumptions used by the Company to estimate the fair value as of March 31, 2006, are as follow:

Expected volatility	43.9%
Risk-free interest rate	Between 4.66% and 4.75%
Expected settlement period	Between 1 and 5 years
Market value of Company's shares	US$26.48

As of March 31, 2006, the stock appreciation rights amount to S/37,969,000 and are included in the caption "dividends and other current liabilities" (S/59,324,000 as of December 31, 2005).

8. Shareholders' equity

(a) Capital stock -

As explained in note 2(s) of the consolidated audited report as of December 31, 2005, the nominal value restated by inflation of the treasury shares is presented net from the capital stock. The detail of the capital stock as of March 31, 2006 is as follows:

	Number of shares	Nominal value	Result from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	96,634	646,414
Treasury shares	(10,565,130)	(42,261)	(7,398)	(49,659)
	__________	_________	_________	_________

	126,879,832	507,519	89,236	596,755
	__________	_________	_________	_________

The Company is permitted to issue additional shares for a total value of S/96,634,000, as a result of the restatement of the capital stock for inflation at December 31, 2004.

(b) Investment shares -

As explained in note 2(s) of the consolidated audited report as of December 31, 2005, the nominal value restated by inflation of the investment shares held in treasury is presented net from the investment shares. The detail of the investment shares as of March 31, 2006 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	260	1,749
Investment shares held in treasury	(30,988)	(124)	(3)	(127)
	__________	_________	_________	_________
	341,332	1,365	257	1,622
	__________	_________	_________	_________

The Company is permitted to issue additional shares for a total value of S/260,000, as a result of the restatement of the investment shares for inflation at December 31, 2004.

(c) Additional capital -

The additional capital of the Company includes the following as of March 31, 2006:

- The premium received on the issuance of Series B common shares for S/546,835,000

- The income from the sale of ADR for S/30,286,000, and

- The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the adjusted cost of such shares for S/32,613,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Declared dividends -

The information about declared dividends as of March 31, 2006 and 2005 is as follows:

Meeting/Board	Date	Declared dividends	Dividends per share
		S/	S/
Dividends 2005
Mandatory annual shareholder's meeting	March 31, 2005	80,623,000	0.58
Less - Dividends paid to Condesa		(6,198,000)
		_________
		74,425,000
		_________
Dividends 2006
Mandatory annual shareholder's meeting	March 30, 2006	99,451,000	0.72
Less - Dividends paid to Condesa		(7,624,000)
		_________
		91,827,000
		_________

The declared dividends of the first quarter of 2006 will be available to the shareholders in May 2006 and are presented in the caption "Dividends and other current liabilities" as of March 31, 2006.

(f) Cumulative translation loss -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(f) of the consolidated audited report as of December 31, 2005, when translating the financial statements of Yanacocha and Cerro Verde from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the investment of Buenaventura is disposed of. The translation loss for the three-month period ended March 31, 2006 amounted to S/44,228,000 (loss by S/7,389,000 for the three-month period ended March 31, 2005). See note 6(c) and 6(g).

(g) As explained in note 1(a), with the purpose of making comparative the consolidated financial statements reported for the three-month periods ended March 31, 2005, the Company made the following changes:
    Has given retroactive effect as of January 1, 2005 to the change in accounting principle due to stripping costs, recorded in June 2005, see note 1(a).
    Has given retroactive effect as of January 1, 2005 to the recognition of the investment in Cerro Verde under the equity method, made in December 2005, see note 6(f).

Following, we describe the effect of the changes made as of January 1, 2005:

	Retained earnings	Cumulative transaction loss	Cumulative unrealized gain on investments in shares carried at fair value
	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2005, before changes	734,059	(148,513)	256,331
Cumulative effect of change in accounting principle due to stripping costs	(10,416)	-	-
Effect of recognizing Cerro Verde's investment under the equity method, carried previously at its fair value	75,680	(10,348)	(256,043)
	_________	_________	_________

Balance as of January 1, 2005, after changes	799,323	(158,861)	288
	_________	_________	_________

9. Deferred income tax and workers' profit sharing, net

The deferred income tax and workers' profit sharing asset mainly includes an effect of S/323,329,000 from the deferred revenue from sale of future production and of S/11,119,000 from the officers' compensation accrual (S/245,982,000 and S/12,796,000 as of December 31, 2005 respectively).

The amounts of tax and workers' profit sharing expenses presented in the consolidated statements of income for the three-month periods ended March 31, 2005 and 2006 consist of:

	2005	2006
	S/(000)	S/(000)

Workers' profit sharing
Current	(4,817)	9,482
Deferred	(1,515)	(17,375)
	________	________

	(6,332)	(7,893)
	________	________

Income tax
Current	(25,503)	45,994
Deferred	(5,224)	(59,974)
	________	________

	(30,727)	(13,980)
	________	________

10. Transactions with affiliated companies

(a) As a result of the transactions presented in the paragraph below, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2005	As of March 31, 2006
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	65,666	55,053
Others	372	1,177
	_________	_________

	66,038	56,230
	_________	_________

(b) The Company had the following transactions with its affiliated companies:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -

Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month period ended March 31, 2006, the royalties earned amounted to S/43,798,000 (S/32,871,000 for the three-month period ended March 31, 2005) and are presented as "royalties income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -

During the three-month period ended March 31, 2006 Yanacocha paid cash dividends to Condesa of S/131,644,000 (S/42,677,000 for the three-month period ended March 31, 2005).

Buenaventura Ingenieros S.A. ("Bisa") -

Since March 2002, Buenaventura Ingenieros S.A. enters into annual master agreements with Yanacocha to perform functions related to planning, monitoring and administrating the infrastructure projects, as well as analysis, studies and work plan design required by Yanacocha in its operations. On January 1, 2005 these entities signed the service contract GEN-005/05 effective for a period of two years. This master agreement set different work orders, which contain specific requirements from the client.

For the three-month period ended March 31, 2006, the revenues related to this service contract amounted to approximately S/4,322,000 (S/1,910,000 for the three-month period ended March 31, 2005), and is presented in the caption "net sales" of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During the three-month period ended March 31, 2006, the fees amounted to approximately S/3,223,000 (S/3,152,000 for the three-month period ended March 31, 2005) and are presented in the caption "net sales" of the consolidated statements of income.

11. Derivative financial instruments

(a) Derivative contracts

Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges.

As explained in the paragraph (b) below, the Company modified the terms of the remaining gold derivative contracts in order to qualify them as normal sale contracts. The table below presents a summary of the silver derivative contracts outstanding as of March 31, 2006:

Metal	Quantity (ounces)		Price ranges	Period
	_____________________________
	Minimal	Maximum	(US$/Oz)

Gold	277,500 (i)	397,500	327 a 345	April 2006 - July 2011
Silver	125,000 (ii)	250,000	6.00	April 2006 - August 2006

(i) It corresponds to put options, which fair value as of March 31, 2006 is cero, according to international gold market quotations.

(ii) Guaranteed with a minimum price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce).

During the three-month period ended March 31, 2006, Buenaventura recognized losses of S/43,876,000 (gain of S/15,821,000 for the three-month period ended March 31, 2005) due to the changes in fair value occurred during those periods. These amounts are presented in the caption "Loss from change in the fair value of derivative instruments" in the consolidated statements of income.

In addition, the liability presented in the consolidated balance sheets for S/4,464,000 corresponds to the fair value of derivative instruments of Buenaventura as of March 31, 2006 (S/59,138,000 and S/168,017,000 as current and non-current portions, respectively, as of December 31, 2005).

(b) Normal sale contracts of gold -

During 2006, 2005 and 2003, Buenaventura modified the terms of all gold derivative instruments contracts in order to qualify them as normal sale contracts. As of March 31, 2006, the settled values for these contracts amounting to S/164,646,000 and S/772,414,000, as current and non-current portions, respectively are presented as "deferred income from sale of future production" in the consolidated balance sheets (S/107,079,000 and S/613,791,000 as current and non-current portions as of December 31, 2005). Since this date, such amount is credited to income as delivery of the committed ounces of gold occurs.

Movement of the deferred income from sale of future production for the three-month period ended March 31, 2006, is shown bellow:

	Committed ounces of gold	Deferred income from sale of future production
		S/(000)

Beginning balance	1,981,000	720,870
Transfer from derivative instruments to deferred income from sale of future production	340,000	258,911
Realized income from sale of future production	(97,000)	(42,721)
	_________	_________
Ending balance	2,224,000	937,060

Less- Non - current portion	(1,841,000)	(772,414)
	_________	_________

	383,000	164,646
	_________	_________

As of March 31, 2006 Buenaventura is committed to sell 2,224,000 ounces of gold at prices ranging up US$451 per ounce until October 2012.

12. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the three-month periods ended March 31, 2005 and 2006 is presented below:

	2005	2006
	S/	S/

Net income	216,250,000	419,927,000

Shares (denominator)	127,236,219	127,221,164
	__________	__________

Basic and diluted net income per share	1.70	3.30
	__________	__________

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the three-month periods ended March 31, 2005 and 2006 was determined as follows:

	2005	2006

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282
Less - Treasury shares	(10,581,063)	(10,596,118)
	___________	___________

	127,236,219	127,221,164
	___________	___________

13. Obligations and contingencies

Taxation

The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:

Entity	Years open to review by tax authorities

Buenaventura	2001, 2002, 2003, 2004 and 2005
Buenaventura Ingenieros S.A.	2001, 2002, 2003, 2004 and 2005
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	2001, 2003, 2004 and 2005
Compañía Minera Condesa S.A.	2002, 2003, 2004 and 2005
Compañía Minera Colquirrumi S.A.	2001, 2002, 2003, 2004 and 2005
Consorcio Energético de Huancavelica S.A.	2001, 2002, 2003, 2004 and 2005
Contacto Corredores de Seguros S.A.	2001, 2002, 2003, 2004 and 2005
Sociedad Minera El Brocal S.A.A.	2001, 2002, 2003, 2004 and 2005
Inversiones Mineras del Sur S.A.	2002, 2003, 2004 and 2005
Minas Conga S.R.L.	2001, 2002, 2003, 2004 and 2005
S.M.R.L. Chaupiloma Dos de Cajamarca	2002, 2003, 2004 and 2005
Minera La Zanja S.R.L.	2004 and 2005
Minas Poracota S.A.	2005
Minera Minasnioc S.A.C.	2004 and 2005

The income tax of Buenaventura for 2000 was reviewed by the Tax Administration. As a consequence, Buenaventura received an assessment that reduced the tax loss carry forward in S/114,001,000 as of December 31, 2000. The main issue is that the Company considered certain revenues (dividends and equity participation) as taxable for determining the tax loss carry forward. In opinion of the Company's management and legal advisors, the assessment does not have solid grounds. Therefore, it is expected that the Company obtains a favorable opinion in the administrative process initiated against the assessment.

The 2002 income tax of Cedimin was reviewed by the Tax Administration. As a consequence, Cedimin received an assessment that modified the tax loss carry forward. The main issue is that Cedimin considered the loss from the sale of its shares in Minera Huallanca S.A.C. and Minera Yanaquihua S.A by S/27,129,000 as deductible. In opinion of Cedimin's management and legal advisors, such assessment has no solid grounds and therefore, it is expected that Cedimin obtains a favorable opinion in the administrative process initiated against the assessment.

Additionally, the 2000 and 2001 income tax of Condesa was reviewed by the Tax Administration. As a consequence, the Company received tax assessments that reduced the tax loss carrryforward by S/1,360,000 in 2000 and by S/16,987,000 in 2001. In both periods, the main issue was that Condesa considered certain revenues - dividends and equity participation - as taxable for determining the tax loss carryforward. In opinion of Condesa's legal advisors, such assessment has no solid grounds and therefore, it is expected that Condesa obtains a favorable opinion in the administrative process initiated against the assessment.

Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in Management's and legal advisory opinion, any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2005.

Environmental matters -

On July 6, 2004, the Peruvian Congress enacted the Law N'28271 "Law that Regulates the Environmental Liabilities for the Mining Activity". This law has the purpose to regulate the identification of environmental liabilities of mining activities and the financing to restore the affected areas. According to this law, an environmental liability corresponds to the impact caused to the environment by mining activities, Buenaventura's management is performing an inventory in areas currently abandoned or inactive in which the company previously carried-out exploitation activities, in order to determine what activities are necessary. In Buenaventura's management opinion, the impact of these obligations is not significant for the financial statements as of March 31, 2006.

14. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month periods ended March 31, 2005 and 2006 are as follows:

(a) Volumes sold:

For the three - month periods ended March 31,
_______________________________
	2005	2006

Gold	85,228 Oz	100,120 Oz
Silver	3,250,029 Oz	4,030,366 OZ
Lead	6,830 TM	7,838 TM
Zinc	12,536 TM	12,981 TM
Copper	23 TM	33 TM

(b) Average sale prices:

For the three - month periods
ended March 31,
_______________________________
	2005	2006
	US$	US$

Gold	375.90/Oz	344.36/Oz
Silver	6.94/Oz	9.70/Oz
Lead	978.75/TM	1,225.96/TM
Zinc	1,246.86/TM	2,139.91/TM
Copper	3,268.89/TM	4,924.86/TM

15. Explanation added for English language translation

The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: May 31, 2006